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                                                      File No. 70-


                      SECURITIES AND EXCHANGE COMMISSION
                            450 Fifth Street, N.W.
                             Washington, DC 20549

                                   FORM U-1

                            APPLICATION/DECLARATION

                                     UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                   (the Act)


                        YANKEE ATOMIC ELECTRIC COMPANY
                                580 Main Street
                          Bolton, Massachusetts 01740

                  (Name of company filing this Statement and
                    Address of Principal Executive Office)

                          NEW ENGLAND ELECTRIC SYSTEM

                                      and

                              NORTHEAST UTILITIES

                  (Name of Top Registered Holding Companies)



Thomas W. Bennet, Jr.               Kirk L. Ramsauer
Vice President and Treasurer,       Assistant General Counsel
580 Main Street                     25 Research Drive
Bolton, Massachusetts 01740         Westborough, Massachusetts 01582

                  (Names and addresses of Agents for Service)
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      ITEM 1 - DESCRIPTION OF PROPOSED TRANSACTION
      --------------------------------------------

      This application/declaration relates to short-term borrowing by Yankee Atomic Electric Company (Yankee Atomic) for the period from January 1, 1996, through December 31, 1997. Yankee Atomic seeks to borrow money from one or more banks, up to a maximum aggregate amount to be outstanding at one time of $10,000,000. Yankee Atomic currently has short-term borrowings authority through December 31, 1995, up to $10,000,000 (HCAR 26002, dated March 11, 1994). The proceeds of the proposed borrowings will be used to finance the company's Nuclear Services Division working capital needs relating to accounts receivable.

      With the closing of its only generating plant, Yankee Atomic is now a service type company operating pursuant to Commission authority in accordance with File No. 70-4636, HCAR No. 16141, dated August 20, 1968. Yankee Atomic expects to provide annual services in an amount between $50 and $60 million during 1996.
In order to adequately finance its working capital needs, Yankee Atomic believes that a $10 million, short term borrowing authority is required.

Borrowings from Bank(s)
----------------------

      The proposed borrowings by Yankee Atomic from banks(s) will be evidenced by notes maturing in less than one year from the date of issuance. Yankee Atomic will negotiate with the bank(s) the interest costs of such borrowings. Yankee Atomic pays fees to the banks in lieu of compensating balance arrangements. The effective interest cost of borrowings from a bank will not exceed the greater of the bank's base or prime lending rate, or the rate published in the "Wall Street Journal" as the high federal funds rate, plus, in either case, one percent. Based on the current base lending rate of 8.75% and an equivalent or lower, high federal funds rate, the effective interest costs of such a borrowing today would not exceed 9.75% per annum.

      Certain of such borrowings may be without prepayment privileges. Payment of any short-term promissory notes prior to maturity will be made on the basis most favorable to Yankee
Atomic, taking into account fixed maturities, interest rates, and any other relevant financial considerations.

EWG/FUCO
--------

      Yankee Atomic does not have an ownership interest in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act. Additionally, Yankee Atomic is not a party, nor has any rights
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under, a service, sales, or construction agreement with a EWG or
FUCO, and does not have any current intention to secure an ownership interest in an EWG or FUCO. None of the proceeds of the transaction proposed will be used by Yankee Atomic, New England Electric System, Northeast Utilities, or any affiliated company for acquisition of an interest in a EWG or FUCO.

Filing of Certificates of Notification
--------------------------------------

      Within 45 days after the end of each calendar quarter, Yankee Atomic will file a certificate of notification covering the transactions effected pursuant to the authority requested herein during such quarter. Such certificate will show the dates and amounts of all new money borrowings, the name(s) of the bank(s), the maximum amount of notes outstanding to bank(s), at any one time, and the aggregate total outstanding at the end of such quarter. The final certificate of notification will be accompanied by the required past tense opinion of counsel.

      ITEM 2 - FEES, COMMISSIONS, AND EXPENSES
      ----------------------------------------

      There are no fees or commissions other than the filing fee, to be paid in connection with the proposed transactions. Incidental services will be performed by New England Power Service Company at the actual cost thereof. New England Power Service Company is an affiliated service company operating pursuant to Section 13 of the Act and the Commission's rules thereunder. The cost of such services to Yankee Atomic, primarily that of the Legal and Administrative Departments, is estimated not to exceed $1,000.

      The only other expense to be borne by Yankee Atomic is the $2,000 fee for filing this application/declaration under the Public Utility Holding Company Act of 1935 paid by wire transfer to the Commission at the time of filing. Therefore, the estimated expenses aggregate $3,000.

      ITEM 3 - APPLICABLE STATUTORY PROVISIONS
      ----------------------------------------

      (a)  (1)    The issuance of notes by Yankee Atomic to bank:
                  Sections 6(a) and 7 of the Act, and exempted from the provisions of Rule 50 by Subparagraph (a) (2) of said rule.

           (2) The payment of any note indebtedness from the proceeds of the proposed borrowings: exempted from Section 9(a) and Rule 42(a) by Subparagraph
                  (b)(2) of said rule.

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      (b)   Yankee Atomic is and has the following relationships,
            as defined under the Act and the Rules and Regulations thereunder:

      A subsidiary and an affiliate of New England Power Company, an exempt holding company, and of New England Electric System, a registered holding company, and an associate of each company in the New England Electric System Holding Company System.

      A subsidiary and an affiliate of The Connecticut Light and Power Company, an exempt holding company, and of Northeast Utilities, a registered holding company and an associate of each company in the Northeast Utilities Holding Company System, and an affiliate of Western Massachusetts Electric Company, and Public Service Company of New Hampshire, both subsidiaries of said Northeast Utilities.

      An affiliate of Boston Edison Company.

      An affiliate of Central Maine Power Company.

      Note: Yankee Atomic is neither an affiliate nor an associate of Montaup Electric Company, a subsidiary of Eastern Utilities Associates, a registered holding company, nor of Central Vermont Public Service Corporation, nor of Commonwealth Electric Company and Cambridge Electric Light Company, both subsidiaries of Commonwealth Energy Systems, an exempt holding company, as the holding of the Yankee Atomic voting stock by each is less than 5%.

      ITEM 4 - REGULATORY APPROVAL
      ----------------------------

      No state regulatory commission nor Federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transactions.

      ITEM 5 - PROCEDURE
      ------------------

      It is requested that the Commission take action with respect to this statement without a hearing being held and that this statement become effective on or before December 31, 1995, or as soon as practicable thereafter, in order for Yankee Atomic to make its borrowing under this authority early in 1996.

      Yankee Atomic (1) does not request a recommended decision by an administrative law judge, (2) does not request a recommended decision by any other responsible officer of the Commission,
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(3) hereby specifies that the Division of Investment Management may assist in the preparation of the Commission's decision, and
(4) hereby requests that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.


      ITEM 6 - EXHIBITS AND FINANCIAL STATEMENTS
      ------------------------------------------

      (a)    A    Form of Notes Proposed to be Issued by Yankee
                  Atomic to the Banks.

            *F    Opinion of Counsel

             G.   Proposed Form of Notice.

      (b)   Financial Statements:

            1.    Balance Sheet of Yankee Atomic at September 30,
                  1995.

            2.    Statement of Income and Retained Earnings of
                  Yankee Atomic for the 12 months ended September
                  30, 1995.

            As no true pro forma effect can be given because of changing situations over the period, pro forma statements have been omitted.

            3. Estimated source and application of funds by month for 1996 and 1997.

            There were no material changes, not in the ordinary course of business, since the day of the balance sheet, September 30, 1995.

            * To be filed by amendment.

      ITEM 7 - INFORMATION AS TO ENVIRONMENTAL EFFECTS
      -----------------------------------------------

      The proposed transaction does not involve a major Federal action significantly affecting the quality of the human environment.


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                                   SIGNATURE
                                   _________

      Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    YANKEE ATOMIC ELECTRIC COMPANY


                                    s/Kirk L. Ramsauer
                                    ___________________________________
                                    Kirk L. Ramsauer
                                    Clerk and Assistant General Counsel


Date:  November 17, 1995